Exhibit 4.2.5

FIFTH AMENDMENT

TO THE

NIELSEN COMPANY 401(k) SAVINGS PLAN

Pursuant to Article XIII of The Nielsen Company 401(k) Savings Plan (the “Plan”) and pursuant to duly authorized Resolutions of The Nielsen Company Administrative Committee, the Plan is hereby amended effective as stipulated below:

1.	Effective October 1, 2011, Article II of the Plan is amended by the addition of Section 2.76 which shall now read as follows:

“Section 2.76 – Nielsen Company Stock

Shall mean common stock of Nielsen Holdings N.V., par value €.07 per share, or such other par value which may result from a change in the capitalization of Nielsen Holdings N.V.”

2.	Effective October 1, 2011, Article II of the Plan is amended by the addition of Section 2.77 which shall now read as follows:

“Section 2.77 – Nielsen Company Stock Fund

Shall mean an Investment Fund established under the Plan which shall be invested exclusively in Nielsen Company Stock.”

3.	Effective October 1, 2011, Section 5.06 of the Plan is amended by the addition of another paragraph which shall appear as the last paragraph of the section and shall now read as follows:

“Effective October 1, 2011, the Investment Committee shall establish the Nielsen Company Stock Fund, which shall be an Investment Fund under the Plan.”

4.	Effective October 1, 2011, Article XVI of the Plan is amended by the addition of Section 16.12 which shall now read as follows:

“Section 16.12 – Voting of Proxies and Tender Offers

(a)	Each Participant shall be entitled to instruct the Trustee with respect to voting and/or giving of proxies to vote the number of shares of Nielsen Company Stock and interests in other Investment Funds, for so long as the Plan is intended to comply with and provide the maximum Participant control over Accounts under Section 404(c) of ERISA. The Trustee shall carry out such instructions and shall keep the Participant’s instructions confidential and not disclose them to the Sponsoring Employer, any Employer or Affiliated Employer, or their stockholders, directors, officers, employees, or to the Investment Committee, the Nielsen Appeals Committee or the Plan Administrator.

(b)	Shares of Nielsen Company Stock and, to the extent applicable, shares of any other Investment Fund allocated to the Account of a Participant on the applicable record date and held by the Trustee for which no timely voting instructions are received shall not be voted by the Trustee.

(c)	The Plan Administrator may establish such procedures as it deems appropriate to enable individual Participants to make timely responses to any “tender offer” (as such term is described under Section 14 of the Securities Exchange Act of 1934, hereinafter referred to as the “Exchange Act”) to purchase shares of Nielsen Company Stock consistent with applicable rules and regulations in effect from time to time under the Exchange Act which shall provide (i) for a “pass through” from the Trustee to the Participants enabling each Participant, by instructions to the Trustee, to determine the response to a tender or exchange offer regarding shares of Nielsen Company Stock credited to the Participant’s Account; (ii) for confidential treatment of such instructions and response; and (iii) for means and procedures relating to the appropriate response by the Trustee to any such offer with respect to shares credited to a Participant’s Account for which no such instructions have been received.

(d)	Shares of Nielsen Company Stock held by the Trustee and allocated to the Account of a Participant and for which the Trustee receives no timely instruction with respect to a tender or exchange offer shall not be tendered by the Trustee.”

Executed as of the date indicated below opposite each name, by each Member of The Nielsen Company Administrative Committee.

9/19/11	/s/ LINDA BRIGANTI
Date	Linda Briganti

9/19/11	/s/ RICHARD FITZGERALD
Date	Richard Fitzgerald

9/19/11	/s/ BRENDON PERKINS
Date	Brendon Perkins